UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    ☒  Form 20-F  ☐     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    ☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

Birks & Mayors Inc. (the “Company”) has entered into an Amendment to Employment Agreement with Mr. Thomas Andruskevich, the Company’s Chief Executive Officer, dated March 16, 2010 to cancel the outstanding options granted under his employment agreement dated April 16, 2008, including the anti-dilutive feature thereunder. In addition, the Company entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010 (the “Amendment”) granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00. The Amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares.

The Company also entered into an Amendment to the Stock Appreciation Rights Agreement with Mr. Andruskevich dated March 16, 2010 and an Amendment to the Stock Appreciation Rights Agreement with Mr. Michael Rabinovitch, the Company’s Chief Financial Officer, dated March 16, 2010 relating to the amendment of certain outstanding stock appreciation rights held by such individuals. The amended stock appreciation rights have the same terms as the existing stock appreciation rights except that there has been a reduction in the exercise price, a reduction in the number of Class A voting shares that are subject to the amended stock appreciation rights, a new ten year term and certain new provisions relating to a change in control, a liquidation or dissolution and a going-private transaction of the Company.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Amendment to Employment Agreement between Birks & Mayors Inc. and Mr. Thomas Andruskevich dated March 16, 2010
Amendment to Employment Agreement between Birks & Mayors Inc. and Mr. Thomas Andruskevich dated March 16, 2010
Amendment to the Stock Appreciation Rights Agreement between Birks & Mayors Inc. and Mr. Thomas Andruskevich dated March 16, 2010
Amendment to the Stock Appreciation Rights Agreement between Birks & Mayors Inc. and Mr. Michael Rabinovitch dated March 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: March 16, 2010		Group Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Amendment to Employment Agreement between Birks & Mayors Inc. and Mr. Thomas Andruskevich dated March 16, 2010
Amendment to Employment Agreement between Birks & Mayors Inc. and Mr. Thomas Andruskevich dated March 16, 2010
Amendment to the Stock Appreciation Rights Agreement between Birks & Mayors Inc. and Mr. Thomas Andruskevich dated March 16, 2010
Amendment to the Stock Appreciation Rights Agreement between Birks & Mayors Inc. and Mr. Michael Rabinovitch dated March 16, 2010

Exhibit 99.1

AMENDMENT TO EMPLOYMENT AGREEMENT ENTERED INTO IN THE CITY OF MONTREAL, PROVINCE OF QUEBEC (THE “AGREEMENT”)

BY AND BETWEEN:	BIRKS & MAYORS INC., a corporation duly incorporated according to the laws of Canada, having its head office at 1240, Phillips Square, Montreal, Quebec, herein acting and represented by Lorenzo Rossi di Montelera, Chairman of the Board of Directors, duly authorized for the purposes hereof as he hereby declares (hereinafter referred to as the “Employer”, “Birks” and/or as “Company”),

AND:	THOMAS A. ANDRUSKEVICH (hereinafter referred to as the “Employee”).

WHEREAS on April 16, 2008, the Employer and the Employee entered into an employment agreement whereby the Employer renewed the employment of the Employee (the “Employment Agreement”);

WHEREAS the Employment Agreement acknowledged the various stock options granted to the Employee through former employment agreements;

WHEREAS the Employer and Employee wish that the stock options referred to under section 5 of the Employment Agreement and listed in the attached Exhibit A (the “Existing Options”) be cancelled. For greater clarity, it is understood that Exhibits B and B-1 of the Employment Agreement dated April 16, 2008 are deleted.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH AS FOLLOWS:

1. Preamble. The preamble shall form an integral part hereof.

2. Cancellation. The Existing Options are hereby cancelled without any other notice formality or other obligations or liability on the part of either party hereto.

3. Other Terms. Except as expressly modified hereby, all terms and provisions of the Employment Agreement shall remain unchanged and in full force and effect. In the event of an inconsistency between the terms of this Agreement and the terms of the Employment Agreement, the terms hereof shall control.

4. Governing Law. This Agreement shall be construed and enforced in accordance with and the rights of the parties shall be governed by, the laws of the Province of Quebec.

5. Inurement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, administrators, representatives and assigns.

6. Language. The parties hereto acknowledge having required that this Agreement and all documentation, notices and judicial proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention ainsi que tous documents, avis et procédures judiciaires qui pourront être exécutés, donnés ou intentés à la suite des présentes ou se rapportant directement ou indirectement avec la présente convention, soient rédigés en anglais.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date indicated below.

Signed this 16th day of March, 2010	BIRKS & MAYORS INC.

	Per:	/s/ Shirley Dawe
Shirley Dawe Chairperson of the Compensation Committee

/s/ Thomas A. Andruskevich
Signed this 16th day of March, 2010		THOMAS A. ANDRUSKEVICH

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EXHIBIT A

STOCK OPTIONS

REGARDING SHARES OF BIRKS & MAYORS INC.

AS AT DECEMBER 31, 2009

TYPE AND ORIGIN	CURRENT NUMBER OF SHARES UNDER EXISTING OPTIONS	VESTING STATUS	CURRENT PRICE PER SHARE		FORMER GRANT DATE OR ASSIGNMENT DATE	EXPIRY DATE
Birk’s Options (contained in former employment agreements)	204,594 (as at 12/31/2004)	FULLY VESTED	CAN$	6.00	05/15/1996 (reconfirmed 06/19/1998)	2 years after termination for any reason whatsoever including death or 10 years after retirement

	126,272	FULLY VESTED	CAN$	6.25	06/19/1998

	126,266	FULLY VESTED	CAN$	7.00	10/24/2001

TYPE AND ORIGIN	CURRENT NUMBER OF SHARES UNDER EXISTING OPTIONS	VESTING STATUS	CURRENT PRICE PER SHARE		FORMER GRANT DATE OR ASSIGNMENT DATE	EXPIRY DATE
Additional Birks entitlements arising from grant in 05/15/1996 which are created after 12/31/2004 but before 12/31/2007	55,243*	FULLY VESTED	CAN$	6.00	05/15/1996 (reconfirmed 06/19/1998)	December 31, 2012 and Employee may extend the expiry date to December 31, 2017 by written notice to the Employer given no later than December 31, 2010

Additional Birks entitlements arising from grant on 05/15/96 which are created after 12/31/07	To be determined, namely 2% of any new stock options or other new securities exercisable into capital stock (or shares issued upon exercise, conversion or exchange thereof), any new restricted stock or any new equity granted or issued by Birks after 12/31/07 other than for compensatory purposes.	FULLY VESTED	CAN$	6.00	05/15/1996 (reconfirmed 06/19/1998)	December 31, 2012 and Employee may extend the expiry date to December 31, 2017 by written notice to the Employer given no later than December 31, 2010

*	Calculated on December 31, 2007. Number subject to change as option is to subscribe for 2% of the issued and outstanding shares (on a fully-diluted basis) at the time that the option is exercised.

AMENDMENT TO EMPLOYMENT AGREEMENT ENTERED INTO IN THE CITY OF MONTREAL, PROVINCE OF QUEBEC (THE “AGREEMENT”)

BY AND BETWEEN:	BIRKS & MAYORS INC., a corporation duly incorporated according to the laws of Canada, having its head office at 1240, Phillips Square, Montreal, Quebec, herein acting and represented by Lorenzo Rossi di Montelera, Chairman of the Board of Directors, duly authorized for the purposes hereof as he hereby declares (hereinafter referred to as the “Employer”, “Birks” and/or as “Company”),

AND:	THOMAS A. ANDRUSKEVICH (hereinafter referred to as the “Employee”).

WHEREAS on April 16, 2008, the Employer and the Employee entered into an employment agreement whereby the Employer renewed the employment of the Employee (the “Employment Agreement”);

WHEREAS the Employer wishes to grant a stock option to the Employee under his Employment Agreement in accordance with the terms and conditions hereinafter set forth (the “Option”).

NOW, THEREFORE, THIS AGREEMENT WITNESSETH AS FOLLOWS:

1.      Preamble. The preamble shall form an integral part hereof.

2.      Number of Shares. The Company hereby grants to the Employee a stock option (the “Option”) to purchase 242,944 Class A voting shares of the Company (the “Shares”) to be issued outside of any Company stock option plan.

3.      Purchase Price. The exercise price at which the Shares may be acquired upon the exercise of the Option shall be US$1.00 (the “Exercise Price Per Share”).

4.       Exercise Date. The Option is fully vested and shall remain exercisable as follows:

a.	for a period of twenty-four (24) months following the date of the termination of employment of the Employee for any reason whatsoever including death; or

b.	in the event of the retirement of the Employee, all options shall remain valid and exercisable for ten (10) years following the date of retirement.

The Option must be exercised on or before the foregoing respective termination dates in paragraphs 4 (a) and (b) hereof, as the case may be, after which date the unexercised New Option, in whole or in part, shall be void for all purposes.

5.       Manner of Exercise. Employee may exercise the Option by giving a written notice to the Group Vice President, Legal Affairs (i) by personal hand delivery, (ii) by e-mail, (iii) by registered certified mail, postage prepaid, or (iv) by fax, at the following address of his intent to exercise the Option, including the number of Shares that the Employee intends to acquire and the full consideration thereof:

Birks & Mayors Inc.

1240 Phillips Square

Montreal, Québec

H3B 3H4

FAX: 514-397-2537

E-MAIL: mmelfi@birksandmayors.com

All costs incurred by the Employee to exercise the Options are the sole responsibility of the Employee.

6.       Going-Private Transaction. In the event of the occurrence of a Going-Private Transaction, the Option will remain outstanding after the consummation of such transaction and the Option shall be exercisable solely for a cash payment equal to the excess of the Fair Market Value per Share on the date of exercise over the Exercise Price Per Share. The total appreciation available to the Employee as a result of any exercise of the Option shall be equal to one hundred per cent (100%) of the product of (i) the number of Shares with respect to which the Option is exercised multiplied by (ii) the excess of the Fair Market Value on the date the Option is exercised over the Exercise Price Per Share. It is understood that the Company may exercise its right to defer lump sum payments in accordance with Section 6.10 of the Employment Agreement.

7.       Definitions.

“Administrator” means the Board or a committee appointed by the Board;

“Exchange Act” refers to the Securities Exchange Act of 1934 of the United States of America, as amended.

“Fair Market Value” means, as of any date, the value of a Share determined as follows:

—        If the Shares are listed on an established stock exchange or a national market system, including, without limitation, the American Stock Exchange or the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”) System, the Fair Market Value of a Share shall be the closing sales price for such a share as quoted on such system or exchange (or the exchange with the greatest volume of trading in Shares) on the last market trading day prior to the day of determination on which the Shares were traded, as reported in The Wall Street Journal or such other source the Administrator deems reliable;

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—        If the Shares are not quoted on the American Stock Exchange but are quoted on the NASDAQ System (but not on the National Market System thereof) or are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

In the absence of an established market for the Shares, the Fair Market Value of a Share shall be determined in good faith by the Administrator based on the most recent available annual valuation of an independent appraiser (being the Company’s external independent accounting firm or other nationally-recognized independent accounting firm in the event that the Company’s accounting firm is unable to perform such services from an independence perspective) obtained by the Company within ninety (90) days of the Company’s most recent fiscal year. In the event that the Grantee wishes to exercise his option in relation to 50,000 Shares or more within a period that is more than sixty (60) days after the most recent available valuation is received by the Company, the Fair Market Value of a Share shall be determined in good faith by the Administrator based on an updated valuation obtained from the independent appraiser. In the event that more than three (3) valuations are required in any fiscal year, then the Grantee shall bear the cost of any additional valuations, or may request that the determination of the Fair Market Value of a Share be based on the most recent valuation, at his sole discretion.

“Going-Private Transaction” means:

—        A transaction that is subject to Rule 13e-3 under the Exchange Act; or

—        The Company (i) delists its Class A voting shares from the NYSE Amex or any other national securities exchange upon which the Class A voting shares are listed or causes the Class A voting shares to cease to be authorized to be quoted in an automated quotations system operated by a national securities association (ii) terminates its registration under Section 12(g)(4) of the Exchange Act, and (iii) suspends its obligation to file reports pursuant to Section 15(d) of the Exchange Act.

8.       Acknowledgement. Employee accepts the Option subject to all the terms and provisions of this Agreement. Employee agrees to consult his independent tax advisors with respect to the income tax consequences to him, if any, regarding the Option. Employee authorizes the Company to withhold in accordance with applicable law from any compensation otherwise payable to him any taxes required to be withheld by federal, state or local law as a result of the exercise of the Option.

9.       Other Terms. Except as expressly modified hereby, all terms and provisions of the Employment Agreement shall remain unchanged and in full force and effect. In the event of an inconsistency between the terms of this Amendment and the terms of the Employment Agreement, the terms hereof shall control.

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10.       Governing Law. This Amendment shall be construed and enforced in accordance with and the rights of the parties shall be governed by, the laws of the Province of Quebec.

11.       Inurement. This Amendment shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, administrators, representatives and assigns.

12.       Language. The parties hereto acknowledge having required that this Agreement and all documentation, notices and judicial proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention ainsi que tous documents, avis et procédures judiciaires qui pourront être exécutés, donnés ou intentés à la suite des présentes ou se rapportant directement ou indirectement avec la présente convention, soient rédigés en anglais.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date indicated below.

Signed this 16th day of March, 2010	BIRKS & MAYORS INC.

	Per:	/s/ Shirley Dawe
Shirley Dawe, Chairperson of the Compensation Committee

Signed this 16th day of March, 2010		/s/ Thomas A. Andruskevich
THOMAS A. ANDRUSKEVICH

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BIRKS & MAYORS INC.

AMENDMENT TO THE STOCK APPRECIATION RIGHTS AGREEMENT

This Amendment to the Stock Appreciation Rights Agreement (the “Amendment”), effective as of March 16, 2010 (the “Effective Date”) is made by and between Birks & Mayors Inc., a Canadian corporation (the “Company”), and Thomas A. Andruskevich (the “Grantee”).

Background

Mayor’s Jewelers, Inc. (“Mayors”), the Company’s wholly-owned subsidiary previously established the Mayor’s Jewelers, Inc. 2004 Long-Term Incentive Plan (the “Plan”). On August 9, 2005, Mayors granted to the Grantee a Stock Appreciation Right with respect to 86,950 shares of common stock of Mayors (“SARs”) (the “Award”) pursuant to the terms of the Plan and that certain stock appreciation rights agreement (the “Agreement”). The Company assumed the Agreement as of November 15, 2005, and the shares subject to Award were converted into the right to receive Class A Voting Shares of the Company.

The Company and the Grantee wish to amend some of the terms of the Award.

This Amendment is entered into in accordance with the terms and conditions of the Plan, the terms of which are incorporated herein by reference, and the Amendment shall in all respects be interpreted in accordance with the Plan. Any term used in the Amendment that is not otherwise defined in the Amendment shall have the meaning assigned to it by the Plan.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree that the Award is hereby amended as follows (the “Amended Award”):

1. Number of SARs. The number of shares of Class A Voting Shares of the Company subject to the Award is hereby decreased to 17,390 (the “Amended SARs”).

2. Vesting and Exercisability. The Amended SARs are fully vested and may be exercised by the Grantee as of the Effective Date.

3. Exercise Price. The exercise price at which the Amended SARs may be acquired upon exercise of the Amended Award shall be US$1.00 per Class A Voting Share of the Company which is equal to the greater of US$1.00 and the closing sale price of the Company’s Class A Voting Shares plus 7% on the last trading day prior to the date hereof (the “Exercise Price”).

4. Appreciation Available. Each Amended SAR shall entitle the Grantee to receive one hundred percent (100%) of the excess of (i) the Fair Market Value of one share of the Class A Voting Shares of the Company on the date the Grantee exercises the Amended SAR (the “Appreciation Price”) over (ii) the Exercise Price. The total appreciation available to the Grantee as a result of any exercise of the Amended SARs shall be equal to one hundred percent (100%)

of the product of (i) the number of Amended SARs exercised multiplied by (ii) the excess of the Appreciation Price over the Exercise Price. The payment of such amount shall be in cash, in Shares of Class A Voting Shares of the Company that have an aggregate Fair Market Value (as of the date of exercise of the Amended SAR) equal to the amount of the payment, or in some combination thereof, as determined by the Administrator in its sole discretion.

5. Duration of Amended Award. Except as specified below, the Amended Award shall expire on March 16, 2020. Notwithstanding the foregoing, the Amended Award may expire prior to March 16, 2020, in the following circumstances:

(a) In the case of the Grantee’s termination of employment with the Company for any reason other than retirement or for Cause, the Amended Award shall expire on the two-year anniversary of the Grantee’s Date of Termination.

(b) In the case of the Grantee’s termination of employment with the Company due to retirement, the Amended Award will expire on March 16, 2020.

(c) In the case of the Grantee’s termination of employment with the Company for Cause, the Amended Award shall expire on the Grantee’s Date of Termination.

For purposes of this Section 5, “Cause” shall have the meaning assigned to such term in the Employment Amendment dated April 16, 2008, between Grantee and the Company.

6. Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, to the extent that the Amended Award is outstanding on the date of such dissolution or liquidation, it will terminate immediately prior to the consummation of such dissolution or liquidation. The Administrator, may, in the exercise of its sole discretion in such instances, declare that the Amended Award shall terminate as of a date fixed by the Administrator and give the Grantee the right to exercise the Amended Award as to all or any part of the Covered Stock.

7. Change in Control. In the event of a Change in Control, that is not a Going-Private Transaction, the Administrator, in the exercise of its sole discretion, shall be entitled to take any of the following actions, or any other action that the Administrator in the exercise of its sole discretion determines to be fair to the Grantee:

(i) prior to the occurrence of such a Change in Control, provide that all outstanding Amended Awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or a Parent or Subsidiary of the successor corporation;

(ii) prior to the occurrence of such a Change in Control, provide that all outstanding Amended Awards, to the extent they are exercisable and vested, shall be terminated in exchange for a cash payment equal to the Change in Control Price reduced by the Exercise Price. These cash proceeds shall be paid to the Grantee or, in the event of death of a Grantee prior to payment, to the estate of the Grantee or to a person who acquired the right to exercise the Amended Award by bequest or inheritance; or

(iii) prior to the occurrence of such a Change in Control, provide for Grantee to have the right to exercise the Amended Award as to all or a portion of the Shares covered by the Amended Award. If the Administrator makes the Amended Award exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify Grantee that the Amended Award shall be fully exercisable for a period of 15 days from the date of such notice (or such shorter period of time as the Administrator determines to be reasonable in the exercise of its sole discretion), and the Amended Award will terminate upon the expiration of such period.

8. Going-Private Transaction. In the event of the occurrence of a Going-Private Transaction, the Amended Award will remain outstanding after the consummation of such transaction and each outstanding Amended SAR shall be exercisable solely for a cash payment equal to the excess of the Appreciation Price over the Exercise Price. The total appreciation available to the Grantee as a result of any exercise of the Amended Award shall be equal to one hundred percent (100%) of the product of (i) the number of Amended SARs exercised multiplied by (ii) the excess of the Appreciation Price over the Exercise Price. It is understood that the Company may exercise its right to defer lump sum payments in accordance with Section 6.10 of the Employment Agreement entered into between the Company and the Grantee dated April 16, 2008.

9. Definitions.

“Change in Control” means the happening of any of the following:

—    When any “person”, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, a subsidiary or a Company employee benefit plan, including any trustee of such plan acting as trustee, or any person or affiliate of such person who beneficially owns on the date of this Amendment securities of the Company representing 50 percent or more of the combined voting power of the Company), is or becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding securities (provided, however, that for purposes of this paragraph, a Change in Control shall not result from the transfer of securities of the Company by any individual (the “Transferor”) to any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Grantee (including adoptive relationships) (“Family Member”), or to a trust in which the Transferor and his or her Family Members own more than 50 percent of the beneficial interests or to an entity in which the Transferor and his or her Family Members own more than 50 percent of the combined voting power); or

—    The closing of the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, in each case resulting in a Change of Control; provided, however, that a sale of assets to or a merger with or into any person that beneficially owns on the date of this Amendment securities of the Company representing 50% or more of the total combined voting power of the Company, or a sale of assets to or merger with or into any affiliate of such person, shall not constitute a Change in Control.

“Change in Control Price” means, as determined by the Board of Directors of the Company,

—    the highest Fair Market Value of a Share within the 60-day period immediately preceding the date of determination of the Change in Control Price by the Board (the “60-Day Period”), or

—    the highest price paid or offered per Share, as determined by the Board, in any bona fide transaction or bona fide offer related to the Change in Control of the Company, at any time within the 60-Day Period, or

—     some lower price as the Board, in its discretion, determines to be a reasonable estimate of the fair market value of a Share.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of a Share determined as follows:

—    If the Shares are listed on an established stock exchange or a national market system, including, without limitation, the American Stock Exchange or the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”) System, the Fair Market Value of a Share shall be the closing sales price for such a share as quoted on such system or exchange (or the exchange with the greatest volume of trading in Shares) on the last market trading day prior to the day of determination on which the Shares were traded, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

—    If the Shares are not quoted on the American Stock Exchange but are quoted on the NASDAQ System (but not on the National Market System thereof) or are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

In the absence of an established market for the Shares, the Fair Market Value of a Share shall be determined in good faith by the Administrator based on the most recent available valuation of an independent appraiser obtained by the Company.

“Going-Private Transaction” means:

—    A “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act; or

—    The Company (i) delists its Class A Voting Shares from the NYSE Amex, or any other national securities exchange upon which the Class A voting shares are then listed, or causes the Class A Voting Shares to cease to be authorized to be quoted in an automated quotations system operated by a national securities association (ii) terminates its registration under Section 12(g)(4) of the Exchange Act, and (iii) suspends its obligation to file reports pursuant to Section 15(d) of the Exchange Act.

10. Administration. The Administrator shall have the power to interpret this Amendment and to adopt such rules for the administration, interpretation and application of the Amendment as are consistent herewith and to interpret or rescind any such rules. All actions taken and all interpretations and determinations made by the Administrator shall be final and binding upon the Grantee, the Company and all other interested persons. No member of the Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to this Amendment or any similar agreement to which the Company is a party.

11. Amended Award Not Transferable. Except as otherwise provided in the Plan, the Amended Award, and any right under the Amended Award, shall be exercisable only by the Grantee during the Grantee’s lifetime, or, if permissible under Applicable Law, by the Grantee’s guardian or legal representative, and no right under the Amended Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Grantee unless it is done by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

12. Notices. Any notice to be given under the terms of this Amendment to the Company shall be addressed to the Company in care of its Secretary and any notice to be given to the Grantee shall be addressed to him at the address given beneath his signature below. By a notice given pursuant to this Section 12, either party may hereafter designate a different address for notices to be given to him. Any notice which is required to be given to the Grantee shall, if the Grantee is then deceased, be given to the Grantee’s personal representative if such representative has previously informed the Company of his status and address by written notice under this Section 12. Any notice shall have been deemed duly given when enclosed in a properly sealed envelope addressed as aforesaid, deposited (with postage prepaid) in a United States postal receptacle.

13. Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Amendment.

14. Gross Up Payments. If the Grantee’s liability for any applicable federal, state or local taxes with respect to the Amended Award is not equivalent to the tax liability that would have been imposed upon the Grantee if the Amended Award consisted of the stock options described in Section 5.1 of the amended employment agreement entered into between the Grantee and Mayors on June 24, 2004 as amended on February 1, 2005 (the “2005 Employment Agreement”), then the Company shall pay to the Grantee the sum of any additional amount of federal, state and local taxes imposed upon the Grantee with respect to the Amended Award plus the amount of any federal, state and local tax liability imposed upon such “gross-up” payment (such sum referred to as the “Tax Gross Up Payment”), such payment to be made within 15 days following receipt by the Company of relevant and sufficient documentation indicating that the Grantee has remitted such additional taxes. The Tax Gross Up Payment is provided for in 2005

Employment Agreement and referred to in s. 5.5 of the employment agreement entered into between the Grantee and Mayors on August 16, 2008, and is intended to place Grantee in the same economic position he would have been in if in lieu of the Amended Award the Grantee received a grant of the stock options described in Section 5.1 of the 2005 Employment Agreement.

15. Governing law. The parties hereto agree that this Agreement shall be construed as to both validity and performance and shall be enforced in accordance with and governed by the laws of the state of Florida.

16. Other Terms. Except as expressly modified hereby, all terms and provisions of the Agreement and the Plan shall remain unchanged and in full force and effect. In the event of an inconsistency between the terms of this Amendment and the terms of the Agreement or the Plan, the terms hereof shall control.

IN WITNESS WHEREOF, this Amendment has been executed and delivered by the parties as of the date first written above.

BIRKS & MAYORS INC.

By:	/s/ Shirley Dawe
Name:	Shirley Dawe
Title:	Chairperson of the
Compensation Committee

GRANTEE

/s/ Thomas A. Andruskevich
Thomas A. Andruskevich

BIRKS & MAYORS INC.

AMENDMENT TO THE STOCK APPRECIATION RIGHTS AGREEMENT

This Amendment to the Stock Appreciation Rights Agreement (the “Amendment”), effective as of March 16, 2010 (the “Effective Date”) is made by and between Birks & Mayors Inc., a Canadian corporation (the “Company”), and Michael Rabinovitch (the “Grantee”).

Background

Mayor’s Jewelers, Inc. (“Mayors”), the Company’s wholly-owned subsidiary previously established the Mayor’s Jewelers, Inc. 2004 Long-Term Incentive Plan (the “Plan”). On August 9, 2005, Mayors granted to the Grantee a Stock Appreciation Right with respect to 21,737 shares of common stock of Mayors (“SARs”) (the “Award”) pursuant to the terms of the Plan and that certain stock appreciation rights agreement (the “Agreement”). The Company assumed the Agreement as of November 15, 2005, and the shares subject to the Award were converted into the right to receive Class A Voting Shares of the Company.

The Company and the Grantee wish to amend some of the terms of the Award.

This Amendment is entered into in accordance with the terms and conditions of the Plan, the terms of which are incorporated herein by reference, and the Amendment shall in all respects be interpreted in accordance with the Plan. Any term used in the Amendment that is not otherwise defined in the Amendment shall have the meaning assigned to it by the Plan.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree that the Award is hereby amended as follows (the “Amended Award”):

1. Number of SARs. The number of shares of Class A Voting Shares of the Company subject to the Award is hereby decreased to 4,347 (the “Amended SARs”).

2. Vesting and Exercisability. The Amended SARs are fully vested and may be exercised by the Grantee as of the Effective Date.

3. Exercise Price. The exercise price at which the Amended SARs may be acquired upon exercise of the Amended Award shall be US$1.00 per Class A Voting Share of the Company which is equal to the greater of US$1.00 and the closing sale price of the Company’s Class A Voting Shares plus 7% on the last trading day prior to the date hereof (the “Exercise Price”).

4. Appreciation Available. Each Amended SAR shall entitle the Grantee to receive one hundred percent (100%) of the excess of (i) the Fair Market Value of one share of the Class A Voting Shares of the Company on the date the Grantee exercises the Amended SAR (the “Appreciation Price”) over (ii) the Exercise Price. The total appreciation available to the Grantee as a result of any exercise of the Amended SARs shall be equal to one hundred percent (100%) of the product of (i) the number of Amended SARs exercised multiplied by (ii) the excess of the Appreciation Price over the Exercise Price. The payment of such amount shall be in cash, in Shares of Class A Voting Shares of the Company that have an aggregate Fair Market Value (as of the date of exercise of the Amended SAR) equal to the amount of the payment, or in some combination thereof, as determined by the Administrator in its sole discretion.

5. Duration of Amended Award. Except as specified below, the Amended Award shall expire on March 16, 2020. Notwithstanding the foregoing, the Amended Award may expire prior to March 16, 2020, in the following circumstances:

    (a) In the case of the Grantee’s termination of employment with the Company for any reason other than Disability, death, retirement or for Cause, the Amended Award shall expire on the two-year anniversary of the Grantee’s Date of Termination.

    (b) In the case of the Grantee’s termination of employment with the Company due to Disability, death or retirement, the Amended Award shall expire on the date which is one (1) year after the Grantee’s Date of Termination.

    (c) In the case of the Grantee’s termination of employment with the Company for Cause, the Amended Award shall expire on the Grantee’s Date of Termination.

For purposes of this Section 5, Cause shall be determined by the Administrator in its sole discretion.

6. Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, to the extent that the Amended Award is outstanding on the date of such dissolution or liquidation, it will terminate immediately prior to the consummation of such dissolution or liquidation. Administrator may, in the exercise of its sole discretion in such instances, declare that the Amended Award shall terminate as of a date fixed by the Administrator and give the Grantee the right to exercise the Amended Award as to all or any part of the Covered Stock.

7. Change in Control. In the event of a Change in Control, that is not a Going-Private Transaction, the Administrator, in the exercise of its sole discretion, shall be entitled to take any of the following actions, or any other action that the Administrator in the exercise of its sole discretion determines to be fair to the Grantee:

        (i) prior to the occurrence of such a Change in Control, provide that all outstanding Amended Awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or a Parent or Subsidiary of the successor corporation;

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        (ii) prior to the occurrence of such a Change in Control, provide that all outstanding Amended Awards, to the extent they are exercisable and vested, shall be terminated in exchange for a cash payment equal to the Change in Control Price reduced by the Exercise Price. These cash proceeds shall be paid to the Grantee or, in the event of death of a Grantee prior to payment, to the estate of the Grantee or to a person who acquired the right to exercise the Amended Award by bequest or inheritance; or

        (iii) prior to the occurrence of such a Change in Control, provide for Grantee to have the right to exercise the Amended Award as to all or a portion of the Shares covered by the Amended Award. If the Administrator makes the Amended Award exercisable in lieu of assumption or substitution in the event of a Change of Control, the Administrator shall notify Grantee that the Amended Award shall be fully exercisable for a period of 15 days from the date of such notice (or such shorter period of time as the Administrator determines to be reasonable in the exercise of its sole discretion), and the Amended Award will terminate upon the expiration of such period.

8. Going-Private Transaction. In the event of the occurrence of a Going-Private Transaction, the Amended Award will remain outstanding after the consummation of such transaction and each outstanding Amended SAR shall be exercisable solely for a cash payment equal to the excess of the Appreciation Price over the Exercise Price. The total appreciation available to the Grantee as a result of any exercise of the Amended Award shall be equal to one hundred percent (100%) of the product of (i) the number of Amended SARs exercised multiplied by (ii) the excess of the Appreciation Price over the Exercise Price.

9. Definitions.

“Change in Control” means the happening of any of the following:

—      When any “person”, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, a subsidiary or a Company employee benefit plan, including any trustee of such plan acting as trustee, or any person or affiliate of such person who beneficially owns on the date of this Amendment securities of the Company representing 50 percent or more of the combined voting power of the Company), is or becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding securities (provided, however, that for purposes of this paragraph , a Change in Control shall not result from the transfer of securities of the Company by any individual (the “Transferor”) to any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Grantee (including adoptive relationships) (“Family Member”), or to a trust in which the Transferor and his or her Family Members own more than 50 percent of the beneficial interests or to an entity in which the Transferor and his or her Family Members own more than 50 percent of the combined voting power); or

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—      The closing of the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, in each case resulting in a Change of Control; provided, however, that a sale of assets to or a merger with or into any person that beneficially owns on the date of this Amendment securities of the Company representing 50% or more of the total combined voting power of the Company, or a sale of assets to or merger with or into any affiliate of such person, shall not constitute a Change in Control.

“Change in Control Price” means, as determined by the Board of Directors of the Company,

—      the highest Fair Market Value of a Share within the 60-day period immediately preceding the date of determination of the Change in Control Price by the Board (the “60-Day Period”), or

—      the highest price paid or offered per Share, as determined by the Board, in any bona fide transaction or bona fide offer related to the Change in Control of the Company, at any time within the 60-Day Period, or

—      some lower price as the Board, in its discretion, determines to be a reasonable estimate of the fair market value of a Share.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of a Share determined as follows:

—      If the Shares are listed on an established stock exchange or a national market system, including, without limitation, the American Stock Exchange or the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”) System, the Fair Market Value of a Share shall be the closing sales price for such a share as quoted on such system or exchange (or the exchange with the greatest volume of trading in Shares) on the last market trading day prior to the day of determination on which the Shares were traded, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

—      If the Shares are not quoted on the American Stock Exchange but are quoted on the NASDAQ System (but not on the National Market System thereof) or are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

—      In the absence of an established market for the Shares, the Fair Market Value of a Share shall be determined in good faith by the Administrator based on the most recent available valuation of an independent appraiser obtained by the Company.

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“Going-Private Transaction” means:

—      A “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act; or

—      The Company (i) delists its Class A Voting Shares from the NYSE Amex, or any other national securities exchange upon which the Class A voting shares are then listed, or causes the Class A Voting Shares to cease to be authorized to be quoted in an automated quotations system operated by a national securities association (ii) terminates its registration under Section 12(g)(4) of the Exchange Act, and (iii) suspends its obligation to file reports pursuant to Section 15(d) of the Exchange Act.

10. Administration. The Administrator shall have the power to interpret this Amendment and to adopt such rules for the administration, interpretation and application of the Amendment as are consistent herewith and to interpret or rescind any such rules. All actions taken and all interpretations and determinations made by the Administrator shall be final and binding upon the Grantee, the Company and all other interested persons. No member of the Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to this Amendment or any similar agreement to which the Company is a party.

11. Amended Award Not Transferable. Except as otherwise provided in the Plan, the Amended Award, and any right under the Amended Award, shall be exercisable only by the Grantee during the Grantee’s lifetime, or, if permissible under Applicable Law, by the Grantee’s guardian or legal representative, and no right under the Amended Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred to encumbered by the Grantee otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

12. Notices. Any notice to be given under the terms of this Amendment to the Company shall be addressed to the Company in care of its Secretary and any notice to be given to the Grantee shall be addressed to him at the address given beneath his signature below. By a notice given pursuant to this Section 12, either party may hereafter designate a different address for notices to be given to him. Any notice which is required to be given to the Grantee shall, if the Grantee is then deceased, be given to the Grantee’s personal representative if such representative has previously informed the Company of his status and address by written notice under this Section 12. Any notice shall have been deemed duly given when enclosed in a properly sealed envelope addressed as aforesaid, deposited (with postage prepaid) in a United States postal receptacle.

13.Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Amendment.

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14. Other Terms. Except as expressly modified hereby, all terms and provisions of the Agreement and the Plan shall remain unchanged and in full force and effect. In the event of an inconsistency between the terms of this Amendment and the terms of the Agreement or the Plan, the terms hereof shall control.

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IN WITNESS WHEREOF, this Amendment has been executed and delivered by the parties as of the date first written above.

BIRKS & MAYORS INC.

By:	/s/ Thomas Andruskevich
Name:	Thomas Andruskevich
Title	President and CEO

GRANTEE

/s/ Michael Rabinovitch
Michael Rabinovitch

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